FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 9 March 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	9 March 2005	Date:	9 March 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	LexisNexis investigates compromised customer IDs and passwords to Seisint US consumer data

Exhibit 99.1

News Release

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

LexisNexis investigates compromised customer IDs and passwords to Seisint US consumer data

9 March 2005

Reed Elsevier today announced that LexisNexis, its global legal and business information business, has identified a number of incidents of potentially fraudulent access to information about US individuals at its recently acquired Seisint unit. The incidents arose from the misappropriation by third parties of IDs and passwords from legitimate customers. LexisNexis has notified law enforcement authorities and is proactively assisting in law enforcement investigations of these incidents. LexisNexis is also working with customers to enhance security procedures.

These incidents were identified as part of an ongoing extensive review of the verification, authorization and security procedures and policies across the risk management businesses. LexisNexis has accelerated this review to determine the extent of any other incidents.

Information on approximately 32,000 individuals may have been fraudulently accessed in these incidents. LexisNexis very much regrets this and will be notifying all the individuals concerned and providing them with ongoing credit monitoring and practical support to ensure that any identity theft is quickly detected and addressed. Any further instances that emerge from the ongoing review will likewise be handled as quickly and as sensitively as possible. The information accessed includes names, addresses, social security and drivers’ license numbers, but not credit history, medical records or financial information.

LexisNexis has already taken, or will take actions to enhance security to enable it to maintain its position as an industry leader in the responsible use of data and the protection of individual privacy. These actions include: enhancing ID and password administration procedures and requirements for customers; dedicating additional resources to protection of consumer privacy; working with customers to reinforce the importance of consumers’ privacy; and working with law enforcement for further insight and assistance on new practices and techniques for thwarting criminal activities.

The financial implications are expected to be manageable within the context of LexisNexis’ overall growth. The demand for risk management solutions is expected to remain strong and the outlook for Seisint and the LexisNexis risk management business remains very positive. In relation to this, Reed Elsevier today reaffirmed its 2005 and longer term financial targets of at least 5% organic revenue growth and double digit adjusted earnings per share growth at constant rates of exchange.

LexisNexis products that use US public and non-public records provide critical fraud detection and identity authentication solutions to law enforcement, homeland security, commercial and legal customers that help to safeguard citizens and reduce consumers’ financial losses, such as credit card and insurance fraud. In addition, these services provide benefits for consumers in facilitating the conduct of transactions for goods and services.

As a leader in the information services industry for over 30 years, LexisNexis is fully committed to safeguarding public and non-public information about individuals and consumers with effective verification, authorization and security processes and policies, both by its businesses and customers. LexisNexis will continue its long-time efforts to support effective data privacy policy and practices that benefit consumers, the government agencies that serve and protect them and the organizations they do business with.

Forward looking statements

This announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements concern future matters, such as the features and functions of, and markets for, products and services offered by Reed Elsevier, and Reed Elsevier’s business plans and strategies. Forward-looking statements are based on the current expectations of the management of Reed Elsevier and are subject to risks and uncertainties. Actual results and events could differ materially from the results discussed in the forward-looking statements. Factors which could cause or contribute to differences in results include, but are not limited to, general economic conditions and business conditions in Reed Elsevier’s markets, customers’ acceptance of its products and services, the actions of competitors, legislative, fiscal and regulatory developments, changes in law and legal interpretation affecting Reed Elsevier’s intellectual property rights, and the impact of technological change. Reed Elsevier is not under any obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.